General Government Securities Money Market Fund

SEMIANNUAL REPORT May 31, 2006



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for General Government Securities Money Market Fund, covering the six-month period from December 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Senior Portfolio Manager

How did General Government Securities Money Market Fund perform during the period?

For the six-month period ended May 31, 2006, the fund produced annualized yields of 3.73% for Class A shares and 3.54% for Class B shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 3.80% for Class A shares and 3.59% for Class B shares.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests solely in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, and repurchase agreements collateralized by these securities.

What other factors influenced the fund's performance?

Although oil prices had moderated from their post-Katrina peak, easing most lingering inflation concerns, the U.S. economy continued to show signs of renewed strength in the final weeks of 2005, including a December decline in the unemployment rate to 4.9%. Therefore, few analysts were surprised when, in late December, the Federal Reserve Board (the "Fed") implemented its thirteenth rate hike since June 2004, driving the overnight federal funds rate to 4% as part of its campaign to move U.S. monetary policy away from its previously accommodative stance and toward a neutral posture.

However, a change in the language of the announcement accompanying the Fed's December rate hike convinced some investors that the Fed might pause. The subsequent release of the minutes from the Federal Open Market Committee meeting and a lower-than-expected GDP growth rate of 1.7% for the fourth quarter of 2005 appeared to lend credence to this view.

Most fears of an economic slowdown soon dissipated in January, however, when the unemployment rate slid to 4.7%, a multi-year low. As expected, the Fed raised the federal funds rate to 4.5% at its January meeting, marking the retirement of longstanding Fed Chairman Alan Greenspan and indicating that "some further policy firming may be needed…." Although a robust employment report for February helped to address fears of an impending economic slowdown, the U.S. Treasury yield curve continued to flatten. At times during the first quarter of 2006, the yield curve inverted, which in the past has been considered a harbinger of recession.

By the end of March, it had become apparent that fears of a slowdown were overblown, and the inversion of the yield curve was more likely a result of robust demand for U.S. Treasury securities from overseas investors. Accordingly, few investors were surprised when the Fed, led by new Chairman Ben Bernanke, increased the federal funds rate to 4.75% in late March. Indeed, it later was announced that the revised estimate of annualized first-quarter GDP growth was a robust 5.3%.

After a sustained period in which long-term rates remained surprisingly stable in the recovering economy, the U.S. Treasury securities yield curve began to steepen in April when new economic data suggested that the economic expansion might be stronger than most analysts previously expected. Low unemployment, strong consumer confidence and brisk retail sales more than offset reports of a slowing housing market, suggesting that the economy continued to grow at a relatively brisk pace. In addition, energy prices surged to new record highs in advance of the summer driving season and amid heightened geopolitical turmoil.

Inflation-related worries continued to mount in May, sparking sharp declines in both stocks and long-term U.S. Treasury securities. Although it was later announced that a lower-than-expected number of jobs was created during the month, the unemployment rate fell to 4.6%, stoking concerns that wage inflation might accelerate. Accordingly, the Fed's sixteenth consecutive rate hike, to 5%, was widely anticipated. The Fed's

post-meeting statement seemed designed to give its members flexibility on future interest rate decisions, leaving open the possibility that further rate increases may be needed to address inflation risks.

In this environment, most money market investors focused primarily on securities with maturities of six months or less. We have maintained a similar strategy, generally keeping the fund's weighted average maturity shorter than industry averages.

What is the fund's current strategy?

Although it is clear to us that monetary policy is now in the neutral range, recent economic data and comments from Fed members suggest that additional rate hikes are likely. Any further changes in interest rates are likely to depend on prevailing economic data, in our view. A substantial slowdown in economic growth could preclude further rate increases, but additional gains in global commodity prices might make the Fed more inclined to tighten more aggressively. Therefore, while we have maintained the fund's relatively short weighted average maturity, we are prepared to adjust our strategy when we become convinced that short-term interest rates have peaked.

June 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided for the fund's Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 3.52% and an annualized effective yield of 3.58%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Government Securities Money Market Fund from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended May 31, 2006

	Class A	Class B
Expenses paid per $1,000†	$ 4.08	$ 5.08
Ending value (after expenses)	$1,018.80	$1,017.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

	Class A	Class B
Expenses paid per $1,000†	$ 4.08	$ 5.09
Ending value (after expenses)	$1,020.89	$1,019.90

† Expenses are equal to the fund's annualized expense ratio of .81% for Class A shares and 1.01% for Class B shares; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

May 31, 2006 (Unaudited)

U.S. Government Agencies–83.0%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
6/1/06	5.04	100,000,000 [a]	100,000,000
1/22/07	5.02	75,000,000 [a]	74,992,963
6/12/07	5.01	100,000,000 [a]	99,987,325
8/15/07	5.00	50,000,000 [a]	49,988,315
Federal Home Loan Bank System:			
6/9/06	4.78	200,000,000	199,789,333
6/21/06	4.80	150,000,000	149,605,000
7/12/06	4.95	25,800,000	25,655,728
8/16/06	5.00	100,000,000	98,957,111
8/25/06	5.06	100,000,000	98,819,444
7/18/07	4.98	25,000,000 [a]	24,996,645
Federal Home Loan Mortgage Corp.:			
6/29/06	4.91	50,000,000	49,810,222
10/24/06	5.06	63,653,000	62,386,482
Federal National Mortgage Association:			
7/10/06	4.95	22,800,000	22,678,723
7/12/06	4.95	36,908,000	36,701,613
10/25/06	5.06	117,443,000	115,090,095
Total U.S. Government Agencies (cost $1,209,458,999)			**1,209,458,999**

Repurchase Agreements–16.8%

ABN AMRO Bank N.V. dated 5/31/06, due 6/1/06 in the amount of $56,007,747 (fully collateralized by $37,000,000 Federal Home Loan Mortgage Corp., Notes, 3.625%-5.25%, due 9/15/06-9/30/14, value $36,695,786 and $20,511,000 Federal National Mortgage Association, Notes, 4.30%-5%, due 4/15/09-7/20/15, value $20,424,526)	4.98	56,000,000	56,000,000
Banc of America Securities LLC dated 5/31/06, due 6/1/06 in the amount of $56,007,793 (fully collateralized by $57,406,000 Federal Home Loan Mortgage Corp. Discount Notes, 0%, due 6/27/06-8/1/06, value $57,120,015)	5.01	56,000,000	56,000,000
Barclays Financial LLC dated 5/31/06, due 6/1/06 in the amount of $52,007,179 (fully collateralized by $48,819,000 Federal Farm Credit Bank, Bonds, 5%, due 6/22/10, value $48,830,716 and $4,143,000 Federal National Mortgage Association, Notes, 6%, due 5/15/08, value $4,209,730)	4.97	52,000,000	52,000,000

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)

Goldman, Sachs & Co.
  dated 5/31/06, due 6/1/06 in the amount of
  $23,003,099 (fully collateralized by $5,000,000
  Federal Home Loan Bank System, Bonds, 4%,
  due 3/17/10, value $4,964,561 and $4,703,000
  Federal Home Loan Mortgage Corp., Notes, 5.16%,
  due 12/16/13, value $4,694,154 and
  $13,836,000 Federal National Mortgage
  Association, Notes, 4.75%-5%,
  due 7/28/09-8/11/10, value $13,801,507)
	4.85	23,000,000	23,000,000

Morgan Stanley
  dated 5/31/06, due 6/1/06 in the amount of
  $57,007,948 (fully collateralized by $3,320,000
  Federal National Mortgage Association, Bonds,
  3.50%, due 1/28/08, value $3,267,373 and
  $55,825,000 Federal National Mortgage
  Association, Notes, 3.25%-7.125%,
  due 3/15/07-2/27/09, value $55,600,211)
	5.02	57,000,000	57,000,000

Total Repurchase Agreements (cost $244,000,000)			**244,000,000**
Total Investments (cost $1,453,458,999)	**99.8%**		**1,453,458,999**
Cash and Receivables (Net)	**.2%**		**3,073,917**
Net Assets	**100.0%**		**1,456,532,916**

a   Variable rate security—interest rate subject to periodic change.

Portfolio Summary (Unaudited)†

	Value (%)
Federal Home Loan Bank System	41.0
Federal Farm Credit Bank	22.3
Repurchase Agreements	16.8
Federal National Mortgage Association	12.0
Federal Home Loan Mortgage Corporation	7.7
	99.8

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities– See Statement of Investments (including repurchase agreements of $244,000,000)–Note 1(b)	1,453,458,999	1,453,458,999
Cash		1,184,517
Interest receivable		2,996,231
Prepaid expenses and other assets		66,918
		1,457,706,665
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		1,121,468
Accrued expenses		52,281
		1,173,749
Net Assets ($)		**1,456,532,916**
Composition of Net Assets ($):		
Paid-in capital		1,456,954,531
Accumulated net realized gain (loss) on investments		(421,615)
Net Assets ($)		**1,456,532,916**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	406,909,295	1,049,623,621
Shares Outstanding	407,153,436	1,049,816,938
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**33,808,339**
Expenses:	
Management fee–Note 2(a)	3,722,445
Shareholder servicing costs–Note 2(c)	1,797,808
Distribution, service and prospectus fees–Note 2(b)	1,495,948
Custodian fees	54,134
Registration fees	50,498
Professional fees	26,744
Directors' fees and expenses–Note 2(d)	18,585
Shareholders' reports	10,350
Miscellaneous	15,610
Total Expenses	**7,192,122**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(100,156)
Net Expenses	**7,091,966**
Investment Income–Net, representing net increase in net assets reslting from operations	**26,716,373**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005
Operations ($):		
Investment income–net	26,716,373	29,186,707
Net realized gain (loss) on investments	–	(324,266)
Net Increase (Decrease) in Net Assets Resulting from Operations	**26,716,373**	**28,862,441**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(7,956,642)	(10,122,477)
Class B shares	(18,759,731)	(19,064,230)
Total Dividends	**(26,716,373)**	**(29,186,707)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	2,045,653,798	4,513,631,996
Class B shares	1,581,902,677	3,009,073,566
Dividends reinvested:		
Class A shares	7,925,839	10,054,327
Class B shares	18,735,223	19,058,301
Cost of shares redeemed:		
Class A shares	(2,089,748,804)	(4,597,529,836)
Class B shares	(1,612,204,391)	(2,685,853,809)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(47,735,658)**	**268,434,545**
Total Increase (Decrease) in Net Assets	**(47,735,658)**	**268,110,279**
Net Assets ($):		
Beginning of Period	1,504,268,574	1,236,158,295
End of Period	**1,456,532,916**	**1,504,268,574**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended May 31, 2006 (Unaudited) | Year Ended November 30, | | | | |
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.019	.022	.005	.005	.014	.040
Distributions:						
Dividends from investment income−net	(.019)	(.022)	(.005)	(.005)	(.014)	(.040)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.77[a]	2.24	.52	.52	1.38	4.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.81[a]	.79	.79	.77	.77	.77
Ratio of net expenses to average net assets	.81[a]	.79	.79	.77	.77	.77
Ratio of net investment income to average net assets	3.73[a]	2.18	.51	.52	1.38	3.85
Net Assets, end of period ($ x 1,000)		406,909	443,079	517,063	565,857	661,976	804,956

[a] *Annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income—net	.018	.020	.003	.003	.011	.037
Distributions:						
Dividends from investment income—net	(.018)	(.020)	(.003)	(.003)	(.011)	(.037)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.57[a]	2.02	.32	.29	1.14	3.81
Ratios/ Supplemental Data (%):						
Ratio of total expenses to average net assets	1.03[a]	1.04	1.04	1.03	1.03	1.04
Ratio of net expenses to average net assets	1.01[a]	1.01	.98	1.00	1.00	1.00
Ratio of net investment income to average net assets	3.53[a]	1.96	.30	.29	1.13	3.60
Net Assets, end of period ($ x 1,000)	1,049,624	1,061,190	719,095	933,041	1,014,283	826,720

[a] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General Government Securities Money Market Fund (the "fund") is a separate diversified series of General Government Securities Money Market Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 16 billion shares of $.001 par value Common Stock. The fund currently offers two classes of shares: Class A (10 billion shares authorized) and Class B (6 billion shares authorized). Class A shares and Class B shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class A shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act, Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2006, sub-accounting service fees amounted to $265,486 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For

financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the fund's Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $421,615 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2005. If not applied, $17,123 of the carryover expires in fiscal 2007, $41,869 expires in fiscal 2008, $13,107 expires in fiscal 2011, $25,250 expires in fiscal 2012 and $324,266 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2005, were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed $1\frac{1}{2}$% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan with respect to Class A shares (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class A shares bear

directly the costs of preparing, printing and distributing prospectuses and statements of additional information and implementing and of operating the Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005% of the average daily net assets of Class A. In addition, Class A shares pay the Distributor for distributing Class A shares, servicing shareholder accounts ("Servicing") and advertising and marketing relating to Class A shares at an aggregate annual rate of .20% of the value of the average daily net assets of Class A. The Distributor may pay one or more Service Agents a fee in respect of Class A shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Distributor. If a holder of Class A shares ceases to be a client of a Service Agent, but continues to hold Class A shares, the Distributor will be permitted to act as a Service Agent in respect of such fund shareholders and receive payments under the Plan for Servicing. The fees payable for Servicing are payable without regard to actual expenses incurred. During the period ended May 31, 2006, Class A shares were charged $429,049 pursuant to the Plan.

Under the Distribution Plan with respect to Class B shares ("Class B Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an aggregate annual rate not to exceed .20% of the value of the average daily net assets of Class B. During the period ended May 31, 2006, Class B shares were charged $1,066,900 pursuant to the Class B Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2006, Class A shares were charged $134,294 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Class B Shareholder Services Plan"), Class B shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2005 through May 31, 2006, to reduce the expenses of Class B shares, if the aggregate expenses of Class B shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.01% of the value of the average daily net assets of Class B. Such expense limitations are voluntary, temporary and may be terminated at anytime. During the period ended May 31, 2006, Class B shares were charged $1,327,429 pursuant to the Class B Shareholder Services Plan, of which $100,156 was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement, for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $21,382, pursuant to the transfer agency agreement.

During the period ended May 31, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $614,666, Rule 12b-1 distribution plan fees $245,866, shareholder services plan fees $265,393, transfer agency per account fees $7,565 and chief compliance officer fees $1,605, which are offset against an expense reimbursement currently in effect in the amount of $13,627.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

For More Information

**General Government Securities
Money Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0975SA0506

General
Treasury Prime
Money Market Fund

SEMIANNUAL REPORT May 31, 2006



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for General Treasury Prime Money Market Fund, covering the six-month period from December 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Senior Portfolio Manager

How did General Treasury Prime Money Market Fund perform during the period?

For the six-month period ended May 31, 2006, the fund produced annualized yields of 3.44% for Class A shares and 3.24% for Class B shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 3.49% for Class A shares and 3.29% for Class B shares.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its assets in U.S. Treasury securities.

What other factors influenced the fund's performance?

Although oil prices had moderated from their post-Katrina peak, easing most lingering inflation concerns, the U.S. economy continued to show signs of renewed strength in the final weeks of 2005, including a December decline in the unemployment rate to 4.9%. Therefore, few analysts were surprised when, in late December, the Federal Reserve Board (the "Fed") implemented its thirteenth rate hike since June 2004, driving the overnight federal funds rate to 4% as part of its campaign to move U.S. monetary policy away from its previously accommodative stance and toward a neutral posture.

However, a change in the language of the announcement accompanying the Fed's December rate hike convinced some investors that the Fed might pause. The subsequent release of the minutes from the Federal Open Market Committee meeting and a lower-than-expected GDP growth rate of 1.7% for the fourth quarter of 2005 appeared to lend credence to this view.

Most fears of an economic slowdown soon dissipated in January, however, when the unemployment rate slid to 4.7%, a multi-year low. As expected, the Fed raised the federal funds rate to 4.5% at its January meeting, marking the retirement of longstanding Fed Chairman Alan Greenspan and indicating that "some further policy firming may be needed…." Although a robust employment report for February helped to address fears of an impending economic slowdown, the U.S. Treasury yield curve continued to flatten. At times during the first quarter of 2006, the yield curve inverted, which in the past has been considered a harbinger of recession.

By the end of March, it had become apparent that fears of a slowdown were overblown, and the inversion of the yield curve was more likely a result of robust demand for U.S. Treasury securities from overseas investors. Accordingly, few investors were surprised when the Fed, led by new Chairman Ben Bernanke, increased the federal funds rate to 4.75% in late March. Indeed, it later was announced that the revised estimate of annualized first-quarter GDP growth was a robust 5.3%.

After a sustained period in which long-term rates remained surprisingly stable in the recovering economy, the U.S. Treasury securities yield curve began to steepen in April when new economic data suggested that the economic expansion might be stronger than most analysts previously expected. Low unemployment, strong consumer confidence and brisk retail sales more than offset reports of a slowing housing market, suggesting that the economy continued to grow at a relatively brisk pace. In addition, energy prices surged to new record highs in advance of the summer driving season and amid heightened geopolitical turmoil.

Inflation-related worries continued to mount in May, sparking sharp declines in both stocks and long-term U.S. Treasury securities. Although it was later announced that a lower-than-expected number of jobs was created during the month, the unemployment rate fell to 4.6%, stoking concerns that wage inflation might accelerate. Accordingly, the Fed's sixteenth consecutive rate hike, to 5%, was widely anticipated. The Fed's

post-meeting statement seemed designed to give its members flexibility on future interest rate decisions, leaving open the possibility that further rate increases may be needed to address inflation risks.

In this environment, most money market investors focused primarily on securities with maturities of six months or less. We have maintained a similar strategy, generally keeping the fund's weighted average maturity shorter than industry averages.

What is the fund's current strategy?

Although it is clear to us that monetary policy is now in the neutral range, recent economic data and comments from Fed members suggest that additional rate hikes are likely. Any further changes in interest rates are likely to depend on prevailing economic data, in our view. A substantial slowdown in economic growth could preclude further rate increases, but additional gains in global commodity prices might make the Fed more inclined to tighten more aggressively. Therefore, while we have maintained the fund's relatively short weighted average maturity, we are prepared to adjust our strategy when we become convinced that short-term interest rates have peaked.

June 15, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided for the fund's Class A and Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class A shares would have produced an annualized yield of 3.20% and an annualized effective yield of 3.25%, and the fund's Class B shares would have produced an annualized yield of 2.98% and an annualized effective yield of 3.02%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Treasury Prime Money Market Fund from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006

	Class A	Class B
Expenses paid per $1,000†	$ 4.02	$ 5.03
Ending value (after expenses)	$1,017.30	$1,016.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

	Class A	Class B
Expenses paid per $1,000†	$ 4.03	$ 5.04
Ending value (after expenses)	$1,020.94	$1,019.95

† Expenses are equal to the fund's annualized expense ratio of .80% for Class A and 1.00% for Class B, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

May 31, 2006 (Unaudited)

U.S. Treasury Bills–117.9%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
6/1/06	4.55	13,233,000	13,233,000
6/15/06	4.65	21,700,000	21,660,906
6/22/06	4.68	1,825,000	1,820,052
6/29/06	4.68	2,273,000	2,264,781
7/13/06	4.62	17,775,000	17,680,230
7/20/06	4.66	9,460,000	9,400,692
8/10/06	4.70	13,000,000	12,882,332
8/17/06	4.75	4,005,000	3,964,781
9/28/06	4.75	2,300,000	2,264,762
Total Investments (cost $85,171,536)		**117.9%**	**85,171,536**
Liabilities, Less Cash and Receivables		**(17.9%)**	**(12,952,688)**
Net Assets		**100.0%**	**72,218,848**

Portfolio Summary (Unaudited) †

	Value (%)
U.S. Treasury Bills	**117.9**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	85,171,536	85,171,536
Prepaid expenses		40,725
		85,212,261
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		46,283
Payable for securities purchased		12,882,332
Cash overdraft due to custodian		41,445
Accrued expenses		23,353
		12,993,413
Net Assets ($)		**72,218,848**
Composition of Net Assets ($):		
Paid-in capital		72,223,585
Accumulated net realized gain (loss) on investments		(4,737)
Net Assets ($)		**72,218,848**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	2,789,217	69,429,631
Shares Outstanding	2,789,210	69,434,380
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**1,250,021**
Expenses:	
Management fee–Note 2(a)	147,071
Shareholder servicing costs–Note 2(c)	87,120
Distribution, service and and prospectus fees–Note 2(b)	62,240
Registration fees	34,856
Audit fees	18,353
Shareholders' reports	6,819
Custodian fees	3,579
Directors' fees and expenses–Note 2(d)	1,276
Professional fees	406
Miscellaneous	4,827
Total Expenses	**366,547**
Less–reduction in service plan fees and shareholder servicing costs due to undertaking–Note 2 (b,c)	(75,707)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(408)
Net Expenses	**290,432**
Investment Income-Net	**959,589**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(3,263)**
Net Increase in Net Assets Resulting from Operations	**956,326**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2006 (Unaudited)	Year Ended November 30, 2005[a]
Operations ($):		
Investment income−net	959,589	888,158
Net realized gain (loss) on investments	(3,263)	(1,120)
Net Increase (Decrease) in Net Assets Resulting from Operations	**956,326**	**887,038**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(55,720)	(71,006)
Class B shares	(903,869)	(817,084)
Class X shares	−	(68)
Total Dividends	**(959,589)**	**(888,158)**
Capital Stock Transactions (1.00 per share):		
Net proceeds from shares sold:		
Class A shares	6,606,780	9,219,362
Class B shares	110,051,235	176,733,672
Dividends reinvested:		
Class A shares	54,945	69,230
Class B shares	903,163	817,141
Cost of shares redeemed:		
Class A shares	(9,247,611)	(8,760,824)
Class B shares	(91,548,995)	(157,328,352)
Class X shares	−	(12,500)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**16,819,517**	**20,737,729**
Total Increase (Decrease) in Net Assets	**16,816,254**	**20,736,609**
Net Assets ($):		
Beginning of Period	55,402,594	34,665,985
End of Period	**72,218,848**	**55,402,594**

[a] Class X shares were terminated on May 13, 2005.
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2006 (Unaudited)	2005	2004	2003	2002	2001
		Year Ended November 30,				
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.017	.020	.004	.004	.011	.034
Distributions:						
Dividends from investment income−net	(.017)	(.020)	(.004)	(.004)	(.011)	(.034)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.47[a]	2.00	.42	.39	1.07	3.49
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.04[a]	1.03	.93	.85	.78	.88
Ratio of net expenses to average net assets	.80[a]	.80	.80	.80	.78	.80
Ratio of net investment income to average net assets	3.37[a]	2.08	.34	.38	1.13	3.25
Net Assets, end of period ($ X 1,000)	2,789	5,375	4,848	26,315	30,428	66,694

[a] Annualized.
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class B Shares	Six Months Ended May 31, 2006 (Unaudited)	2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.016	.018	.003	.002	.009	.032
Distributions:						
Dividends from investment income−net	(.016)	(.018)	(.003)	(.002)	(.009)	(.032)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.27[a]	1.80	.28	.24	.86	3.27
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.26[a]	1.27	1.15	1.12	1.08	1.13
Ratio of net expenses to average net assets	1.00[a]	1.00	.92	.94	1.00	1.00
Ratio of net investment income to average net assets	3.26[a]	1.88	.26	.24	.84	2.94
Net Assets, end of period ($ X 1,000)	69,430	50,027	29,806	30,537	22,878	11,987

Year Ended November 30,

[a] *Annualized.*
See notes to financial statements.

12

NOTE 1—Significant Accounting Policies:

General Treasury Prime Money Market Fund (the "fund") is a separate diversified series of General Government Securities Money Market Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 3 billion shares of $.001 par value Common Stock. The fund currently offers two classes of shares: Class A (1 billion shares authorized) and Class B (2 billion shares authorized). Class A and Class B shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class A shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act, Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2006, sub-accounting service fees amounted to $13,881 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash

balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $1,474 available to be applied for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2005. If not applied, $354 of the carryover expires in fiscal 2011 and $1,120 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2005 were all ordinary income. The tax character of current year distributions will be determined at the end of the fiscal year.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended May 31, 2006, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan with respect to Class A (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class A shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and implementing and operating the Plan, such aggregate amount not to exceed in any full fiscal year of the fund, the greater of $100,000 or .005% of the average daily net assets of Class A. In addition, Class A shares pay the Distributor for distributing their shares, servicing shareholder accounts ("Servicing") and advertising and marketing relating to Class A shares at an aggregate annual rate of .20% of the value of the average daily net assets of Class A. The Distributor may pay one or more Service Agents a fee in respect of Class A shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Distributor. If a holder of Class A shares ceases to be a client of a Service Agent, but continues to hold Class A shares, the Distributor will be permitted to act as a Service Agent in respect of such fund shareholders and receive payments under the Plan for Servicing. The fees payable for Servicing are payable without regard to actual expenses incurred.

During the period ended May 31, 2006, Class A shares were charged $3,496 pursuant to the Plan, of which $3,131 was reimbursed by the Manager, due to an undertaking. See Note 2(c).

Under the Distribution Plan with respect to Class B ("Class B Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B. During the period ended May 31, 2006, Class B shares were charged $58,744 pursuant to the Class B Distribution Plan of which $2,293 was reimbursed by the manager, due to an undertaking. See Note 2(c).

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Manager had undertaken from December 1, 2005 through May 31, 2006, to reduce the expenses of Class A shares if the aggregate expenses of Class A shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed .80% of the value of the average daily net assets of Class A. Such expense limitations are voluntary, temporary and may be terminated at any time.

During the period ended May 31, 2006, Class A shares were charged $876 pursuant to the Class A Shareholder Services Plan, all of which was reimbursed by the Manager.

Under the Shareholder Services Plan Class B ("Shareholder Services Plan"), Class B shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2005 through May 31, 2006, to reduce the expenses of Class B shares , if the aggregate expenses of Class B shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of Class B shares. Such expense limitations are voluntary, temporary and may be terminated at any time. During the period ended May 31, 2006, Class B shares were charged $69,407 pursuant to the Shareholder Services Plan, all of which was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $1,306 pursuant to the transfer agency agreement.

During the period ended May 31, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $28,924, Rule 12b-1 distribution plan fees $11,569, shareholder services plan fees $17,455, chief compliance officer fees $1,605 and transfer agency per account fees $450, which are offset against an expense reimbursement currently in effect in the amount of $13,720.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTES

For More Information

General Treasury Prime Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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